UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

NOTIFICATION UNDER REGULATION A

Item 1. The Issuer.

Winsted Acquisition I, Inc.
c/o: Francis P. Manzo III
5402 Brittany Drive
Mc Henry, Illinois 60050
(815) 575-4815

Item 2. Affiliates and Principal Security Holders of Issuer.

The following provides the names and addresses of each of the Winsted Acquisition I, Inc.'s affiliates who own 10% or more of any class of our preferred or capital stock:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Total Common Stock Beneficially Owned
Winsted Holdings, Inc. (1)	4,000,000	100%

(1) Winsted Holdings, Inc. is the parent company for Winsted Acquisition I, Inc.

There are no family relationships between any two or more of our directors or executive officers. There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 3. Directors and Officers.

Name and Address	Position(s) Held
Francis P. Manzo III	President, Secretary, Chief Operating Officer and Sole Director

The issuer current sole Director is the President of Winsted Holdings, Inc., the Company's controlling shareholder.

Item 4. Counsel for Issuer and Underwriters.

At this time of this filing there is no counsel or underwriters in connection with this offering.

Item 5. Events Making Exemption Unavailable.

There have been no events specified in Regulation A promulgated under the Securities Act of 1933 or 1934 which would make an exemption under Regulation A unavailable for securities of the issuer.

Item 6. Jurisdictions in which Securities are to be Offered.

At present no shares of the issuer will be offered through underwriters, dealers, or salesmen.

The offering will be made through officers and directors of the issuer, and no offering will be made by advertisements, mail, telephone, or otherwise, except to the extent that officers and directors of the issuer utilize the telephone, facsimile, mail, and similar communication mediums to communicate with potential investors with which they have a pre-existing relationship, or have developed a relationship, concerning the offering. The issuer intends to make this offering in the following states:

California
Nevada
Texas
Illinois
Florida
New York

Item 7. Unregistered Securities Issued or Sold Within One Year.

The issuer has not issued any securities preceding the date of this Preliminary Offering Circular.

Item 8. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 9. Exhibits.

Four copies of each of the following exhibits have been enclosed with this notification:

Exhibit No.	Description
1	Articles of Incorporation
2	Bylaws
3	Offering Circular.
4.	Financial Statements (Unaudited)

SIGNATURES

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mc Henry, Illinois, on this 1ST day of August, 2008.

By:

Francis P. Manzo III. President and Chief Executive Officer

POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Samuel H. Sloan, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

August 15th, 2008

By: [signature]
Francis P. Manzo III
President

(THE REST OF THIS PAGE INTENTIONALLY BLANK)

PRELIMINARY
OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

WINSTED ACQUISITION I, INC.
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

5402 BRITTANY, MC HENRY, ILLINOIS 60050
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

FRANCIS P. MANZO III,
5402 BRITTANY, MC HENRY, IL 60050
815-575-4815
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7389
(Primary standard Industrial Classification Code Number)

65-0972865
(I.R.S. Employer Identification Number)

(THE REST OF THIS PAGE INTENTIONALLY BLANK)

WINSTED ACQUISITION I, INC.

Best Efforts Offering of Shares of Common Stock having a market value of up to $1,000,000

Offering Price per Share: $.50
See: Detail of the Offering

Maximum Offering: 2,000,000 Shares

Investing in the common stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 3.

The proposed sale will begin 10 days after notice to SEC and will continue until July 31, 2009 or until this Offering is completed. The shares offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

We are offering a maximum of 2,000,000 shares of our Common Stock (the "Shares") and Warrants to Purchase up to 2,000,000 Shares of Common Stock at an exercise price of $0.75 per share.

Each Unit will consist of One Common Share and One Warrants to purchase one Common share.

There is no public market for the Shares or any other securities of the Company and no assurances such market will develop as a result of this offering.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SHARES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Units Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company (3)
Per Unit	——	$ 0.50	——	$ 0.50
Total Minimum	0	$ 0	——	$ 0
Total Maximum	2,000,000	$ 1,000,000	——	$ 1,000,000

(1) We are offering a maximum of 2,000,000 units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.
(3) Before deducting offering expenses payable by us for legal, consulting and accounting costs estimated to be approximately $ 10,000.

This Offering will terminate on _________, 2008 unless otherwise extended by the Company.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 17 pages.

The date of this Offering Circular is ______________, 2008.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

No person has been authorized to give any information or to make any representations in connection with the offer made by this offering circular, nor has any person been authorized to give any information or make any representations other than those contained in this offering circular, and if given or made, such information or representations must not be relied upon. This offering circular does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

This offering circular may not be reproduced in whole or in part. The use of this offering circular for any purpose other than an investment in the Units described herein is not authorized and is prohibited.

This offering is subject to withdrawal, cancellation or modification by the Company at any time and without notice. The Company reserves the right in its sole discretion to reject any subscription in whole or in part notwithstanding tender of payment or to allot to any prospective investor less than the number of units subscribed for by such investor.

The offering price of the units to which this offering circular relates has been determined by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value.

Each offeree may, if he or she so desires, make inquiries of appropriate members of management of the Company with respect to the Company's business or any other matters set forth herein, and may obtain any additional information which such person deems to be necessary in order to verify the accuracy of the information contained in this offering circular (to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense). In connection with such inquiry, any documents which any offeree wishes to review will be made available for inspection and copying. Any such inquiries or requests for additional information or documents should be made in writing to the Company, addressed as follows:

Francis Manzo, President

Winsted Acquisition I, Inc.
5402 Brittany, Mc Henry, IL 60050

NASAA UNIFORM LEGEND:
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:
EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SHARES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNER 517.061 OF THE FLORIDA SECURITIES ACT. THE COMMON STOCK HAS NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA

FOR ILLINOIS RESIDENTS:
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR MARYLAND RESIDENTS:
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE MARYLAND SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEW YORK RESIDENTS:
THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR OHIO RESIDENTS:
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OHIO SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR OKLAHOMA RESIDENTS:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OKLAHOMA SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR THE OKLAHOMA

SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO, THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR ACTS.

FOR PENNSYLVANIA RESIDENTS:
NEITHER THE PENNSYLVANIA SECURITIES COMMISSION NOR ANY OTHER AGENCY HAS PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING, AND ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. PENNSYLVANIA SUBSCRIBERS MAY NOT SELL THEIR UNIT FOR ONE YEAR FROM THE DATE OF PURCHASE IF SUCH A SALE WOULD VIOLATE SECTION 203(d) OF THE PENNSYLVANIA SECURITIES ACT.

EACH PERSON WHO ACCEPTS AN OFFER TO PURCHASE SECURITIES EXEMPTED FROM RESISTRATION BY SECTION 203(d),(f),(p), OR (r), DIRECTLY FROM AN ISSUER OR AFFILIATE OF AN ISSUER, SHALL HAVE THE RIGHT TO WITHDRAW THE INVESTOR'S ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE SELLER, UNDERWRITER (IF ANY), OR ANY OTHER PERSON WITHIN TWO BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE ISSUER OF THE INVESTORS WRITTEN BINDING CONTRACT OF PURCHASE OR, IN THE CASE OF A TRANSACTION IN WHICH THER IS NO WRITTEN BINDING CONTRACT OF PURCHASE, WITHIN TWO BUSINESS DAYS AFTER HE MAKES THE INITIAL PAYMENT FOR THE SECURITIES BEING OFFERED.

THE FOLLOWING STATEMENT ILLUSTRATES A RIGHT TO WITHDRAWAL PURSUANT TO SECTION 207(M) (I) OF THE PENSYLVANIA ACT.

"You have accepted an offer to purchase these securities made pursuant to a prospectus which contains a written notice explaining your right to withdraw your acceptance, pursuant to section 297(m) of the Pennsylvania Securities Act of 1972. you may elect within two (2) business days after the first time you have received this notice and a prospectus (which is not materially different from the final prospectus) to withdraw from your purchase agreement and receive a full refund of all your moneys paid by you. Your withdrawal will be without any further liability to any person. To accomplish this withdrawal, you need only send a written notice (including a notice via facsimile or electronic mail) to the issuer (or underwriter if one is listed on the front page of the prospectus) indicating your intention to withdraw."

FOR UTAH RESIDENTS:
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE UTAH UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ALL SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR VIRGINIA RESIDENTS:
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OF THE VIRGINIA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR ALL RESIDENTS OF ALL STATES:
THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS MAY MAKE AN INDEPENDENT EXAMINATION OF ALL BOOKS, RECORDS AND OTHER DOCUMENTS OF THE COMPANY TO THE EXTENT AN INVESTOR DEEMS IT NECESSARY, AND SHOULD NOT RELY ON THE COMPANY OR ANY OF THE COMPANY'S EMPLOYEES OR AGENTS WITH RESPECT TO JUDGMENTS RELATING TO AN INVESTMENT IN THE COMPANY WHICH A PROSPECTIVE INVESTOR REASONABLY REQUESTS TO INSPECT OR HAVE DISCLOSED TO HIM WILL BE MADE AVAILABLE OR DISCLOSED WUBJECT TO RECEIPT OF REASONABLE ASSURANCES THAT SUCH MATTERS WILL BE MAINTAINED IN CONFIDENCE.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this offering circular. See "Risk Factors" for information to be considered by prospective investors.

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold on a first come, first served basis. If subscriptions exceed 2,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

- Counsel to the issuer with respect to the proposed offering: None
- Each underwriter with respect to the proposed offering. There is no underwriter. Issuer is selling securities.
- Counsel to the underwriter: Not Applicable
- Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No
- If yes, what percent is commission of price to public? N/A
- Is there other compensation to selling agent(s)? [ ] Yes [x] No
- Is there a finder's fee or similar payment to any person? [ ] Yes [x] No
- Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No
- Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No
- Is transfer of the securities restricted? [ ] Yes [x] No
- Application of Rule 262
    1. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262. They are not.
    2. b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. Not applicable.
- The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years. Not Applicable.

A maximum of 2,000,000 common shares are being offered to the public at $0.50 per share. There is no minimum. A maximum of $1,000,000 will be received from the offering. Winsted Holdings will own 4,000,000 shares after this offering. This means that about 33.3% of the Company will be held by the public, assuming that all shares are sold in the offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the NASD. This will most likely be a 10% commission on all sales, plus 3% non-accountable expenses. There will also likely be underwriters warrants of 1 warrant for each 10 common shares sold.

Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by Winsted Holdings, Inc. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and any brokers' compensation. Prior to this Offering, there has been no public market for the Common Stock.

Risk factors relating to the Company and its Business:

High Risk Factors:

- The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Circular. The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Offering Circular.

- Best Efforts: This Offering is being made on a "best efforts basis". The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.
- There are no preliminary agreements or understandings with respect to loans or advances to the Company from officers, directors or principal shareholders. Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

No State Registration: The Company has not as yet registered for sale in any State. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $ 0.34 per share of Common Stock, assuming that all offered shares are sold.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

Dependence on Key Personnel: Officers of the Company could fall victim to some kind of accident which would render them incapable of serving the Company. The Company's success is substantially dependent upon a limited number of key management, promotion and development, and customer support personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Francis Manzo, President, who has provided significant leadership and direction to the Company since its inception. The Company does not have employment contracts with and does not hold key-man life insurance and accident insurance policies on this individual. Even if it did, there is no assurance that this person could be replaced by qualified personnel.

Use of Proceeds: The Company will use the proceed to further develop and promote the trademarks which it holds title to. The Company will assist in the establishment of business to market the products and services that related to the trademarks and service marks. The Company may establish additional trademarks and service-marks and business built around such marks. Because there is a minimum to this offering, the possibility exists that at most a limited amount of proceed will be available to promote the Company's business plan. If that occurs, the Company will continue its development of its trademarks and service marks, a project which is already underway, but the implementation of this project could be substantially reduced due to a lack of funds.

The Company is unable to provide any further information as to the numerous steps and inherent risks in commencing and conducting its activities, including the material steps necessary to achieve such activities and the material risks to the Company and investors in starting and conducting those activities.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $1,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold. The principal purposes of the Offering are to increase the Company's equity capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets, to provide liquidity for certain of the Company's existing stockholders and to provide increased visibility of the Company in the marketplace. The Company intends to use the proceeds of the Offering for working capital and general corporate purposes.

Nevada Takeover Statute: The Company is subject to Section 203 of the Nevada General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Registration Rights: After this Offering, Winsted Holdings, Inc., the holders of 4,000,000 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to affect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of any underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to affect a requested registration within six months following an offering of the Company's securities, including the Offering made hereby.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Interwest Stock Transfer and its telephone number is (801) 272-9294 Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 6,000,000 shares of Common Stock outstanding if the maximum is sold. All of the shares sold in this Offering are freely tradable under an exemption from registration. The remaining 4,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result the provisions of Rules 144, 144(k) and 701, no shares will be available for immediate sale in the public market on the date of this Prospectus. Beginning 180 days after the date of this Prospectus (i) no shares will be available for immediate sale in the public market in accordance with Rule 144(k) and (ii) some shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144. The remaining 4,000,000 shares are eligible for sale in the public market more than 180 days after the date of this Offering Circular.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 60,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the

Company's ability to raise capital through an offering of its equity securities. Any Underwriting Agreement will provide that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, as amended, or will contribute to payments any underwriters may be required to make in respect thereof. Certain persons participating in this offering may over-allot or effect transactions which stabilize maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits any underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time. Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

The Company

Introduction

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business of Issuer

Winsted Acquisition I, Inc. (the "Company" or the "Registrant") was incorporated in the State of Nevada on August 30, 2007. Winsted Acquisition I, Inc., is a Chicago area-based brand development company. Since inception, the Company specializes in acquiring rights to dormant consumer brands, revitalizes them for today's marketplace, and creates a business plan to grow the brand. The Company will also license the brands to interested parties without upfront costs. The Company markets these brands and establishes a business plan to generate sales and consumer interest in a competitive marketplace.

Winsted Acquisition I, Inc. owns holds various Illinois registered service marks and trademarks, in addition to those considered consumer products, which can be used in the retail trade. The Company can act as a licensor of retail store formats.

The Company owns the following trademarks or service marks:

- Retail Store formats – The Corner Grocer, Food Dollar, Supermarkets PLUS, Kresge (Illinois only).
- Household Products – Acclaim, Avail, Crystal Clear, Fresh., Rain Soft, Refresh, Rena, So-Soft, Sprinkle Fresh
- Beverage Products – Canadian Ace

In addition the company is currently investigating additional trademarks and service marks that can be registered in the above or other consumer product categories.

The parent company, Winsted Holdings, Inc. was registered as a Business Development Company ("BDC") under the Investment Company Act of 1940 ("Act") from November 23, 2004 until October 17, 2007 when it filed to withdraw as a BDC. This withdraw was due to deficient reporting requirements, and inaccurate and faulty filings that could not be corrected by management.

The Company may also start at incorporation and inception business entities to engage in various retail or consumer activities to take advantage of the trademarks and service marks owned if no licensee is found.

However, as of this date the Company has not entered into any definitive agreement with any party, nor have there been any specific discussions with any potential business clients regarding business transactions for the Company.

Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Further, Francis Manzo, our sole officer and director, is also president of Winsted Holdings, Inc., ("Winsted") which is the sole shareholders of the Company and may act as a placement agent or financial consultant to the Company on transactions which expand the company business purpose.

(b) Business Opportunities

The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the management of the opportunity, and the relative negotiating strength of the Registrant and management.

It is possible that the Registrant will acquire a participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is so-called "tax free" reorganization under Section 368(a) (1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon the issuance to the stockholders of the acquired company of at least 80 percent of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization?

The present stockholder of the Registrant will likely not have control of a majority of the voting shares of the Registrant following reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

In the case of a transaction or acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business transactions and opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our management. Our sole officer and director is engaged in outside business activities and anticipates he will devote to our business only several hours per week until the acquisition of a successful business opportunity has been consummated. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business transaction.

(c) Reports to security holders.

(1) The Company will file reports with the SEC. Initially, the Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended.

(2) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that files electronically with the SEC, this can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company was organized as a vehicle to generate business revenues by licensing various trademarks and brand names that it owns. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through establishing consumer and commercial brand opportunities with the various trademarks and brands that the company holds. The Company may form or acquire additional trademarks and brands, and may acquire smaller business entities with trademarks and business platforms that will be able to maximize full the Company's trademarks' potential.

The Company is a wholly-owned subsidiary of Winsted Holdings, Inc. From November 23, 2004 until October 17, 2007 Winsted was registered as a Business Development Company ("BDC") under the Investment Company Act of 1940 ("Act"). Winsted Holdings, Inc. status as a BDC was changed due to the various regulatory issues as a BDC including but not limited to late filings, lack of independent directors, faulty initial registration, and other factors which caused the Company to elect to withdraw as a BDC.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury.

During the next twelve months we anticipate incurring costs related to:

(i) filing of Exchange Act reports, and
(I) costs relating to consummating a transaction.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

The Company may consider a business which has recently commenced operations that could further development and promote the Company's trademarks and brand names. Such a company may be in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination with such a company may involve the acquisition of or merger with the company which may require additional capital.

Francis Manzo, our sole officer and director, has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

The Company anticipates that the selection of a business transaction will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

ITEM 3. RISK FACTORS

There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. Further, Winsted Holdings, inc. may act as placement agent or financial consultant to the Company or a transaction candidate in connection with a potential business transaction. Francis Manzo, our sole officer and director, is currently engaged as president of Winsted Holdings, Inc. We cannot assure you that conflicts of interest among us, Winsted Holdings, inc. and our stockholders will not develop.

Our business is difficult to evaluate because we have limited operating history.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business transaction. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business transaction with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and/or consummate business transactions.

There is limited amount of companies that can either acquire or license the trademarks that the Company has.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business transaction. We are and will continue to be an insignificant participant in the business of seeking licensing and joint ventures with established private and public entities. A large number of established and well-financed entities that may be desirable target transaction candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing business transactions. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Our future success is highly dependent on the ability of our management to locate, attract and close on a suitable opportunity and transactions.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business opportunities with entities having established operating histories; we cannot assure you that we will be successful in locating candidates meeting that criterion.

The Company has no existing agreement for a business transaction or other opportunity. We cannot guarantee that we will be able to negotiate a business transaction on favorable terms, and there is consequently a risk that funds allocated to the purchase a business will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target companies to license our trademarks and service marks which may adversely impact our ability to identify a suitable transaction candidate.

While seeking business transactions, management anticipates devoting no more than a few hours per week to the Company's affairs. Our sole officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business transaction.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into transactions discussions with the most attractive target companies.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act and, consequently, violation of the Act could subject us to material adverse consequences. Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination or transaction with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our common stock.

Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

The Company may be subject to certain tax consequences in our business, which may increase our costs of doing business.

Our business will have no revenues unless and until we obtain licensee fees, merge with or acquire an operating business. We are actively marketing our brands and trademarks to individuals and businesses.

The Company may issue more shares in connection with a merger or acquisition; this would result in substantial dilution.

Our certificate of incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unmissed shares without stockholder approval. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business transaction, combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

Because we are a small company we may not be able to attract the attention of major brokerage firms. Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that our common stock will be listed on NASDAQ or any other securities exchange. We cannot assure you that we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. Until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

There is no public market for our common stock, nor have we ever paid dividends on our common stock.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until the Company completes a spin-off from Winsted, or in a business combination with an operating business and such business files a registration statement under the Securities Act of 1933, as amended. Additionally, we have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

Control by Winsted Holdings, Inc.

Our sole stockholder is Winsted Holdings, Inc.; Francis Manzo is our sole officer and director. Francis Manzo currently owns all of the issued and outstanding controlling preferred stock of Winsted Holdings, Inc. Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

This stockholder will thus have complete control over our management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the common stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this offering circular. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 4. DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities. The Company utilizes the office space and equipment of its sole stockholder at no cost. Management estimates such amounts to be immaterial.

ITEM 5. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Winsted Holdings, Inc. c/o: Francis Manzo 5402 Brittany Mc Henry, IL 60050	4,000,000	100%

ITEM 6. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) Identification of Directors and Executive Officers.

A. Identification of Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Age	Position
Francis Manzo	52	Presidents, Secretary and Director

Francis Manzo, our President, Secretary and sole-director is currently president of Winsted Holdings, Inc., a position he has held since 2007, the Managing Principal of Appletree Capital Ltd. a position he has held since 2005, President of Byers Food Company, and a position he has held since 1998. Appletree Capital Ltd. is a private investment and business consulting firm based in Northfield, Illinois.

From 1985 to 1998, Mr. Manzo was President of QVP Brands, Inc. a consumer products marketer. Mr. Manzo assisted in the formation of various business entities.

Mr. Manzo received a B.S. degree in Business Administration from Lewis University.

The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

ITEM 7. EXECUTIVE COMPENSATION.

Our officer and director has not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Our officer and director intends to devote only a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business transaction with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 8. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B. The Company utilizes the office space and equipment of its sole stockholder at no cost. Management estimates such amounts to be immaterial.

ITEM 9. DESCRIPTION OF SECURITIES.

(a) Common Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, par value $.0001 per share (the "Common Stock"). As of July 1, 2008, 4,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

(b) Debt Securities. None.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's common stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since it's inception through the date hereof.

(b) Holders: As of August 1, 2008, there is one record holder of 4,000,000 shares of the Company's common stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant issued 4,000,000 shares of common stock on August 31, 2007 to Winsted Holdings, Inc., for transfer of brands, Illinois registered trademarks and service marks valued at $10,000. The Registrant transferred these shares of common stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

The purchaser of the Company's securities represented in writing that it is an "accredited investor" and that it acquired the securities for its own account. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefore.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by the Nevada General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Nevada General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

WINSTED ACQUISITION I, INC.
Table of Contents
June 30, 2008

PAGE

FINANCIAL STATEMENTS

Winsted Acquisition I, Inc.
Balance Sheet (Unaudited)
June 30, 2008

ASSETS	
Current Assets	
Cash and cash equivalents	$ 0
TRADEMARKS	
Registered trademarks and brand names	10,000
TOTAL ASSEST	10,000
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)	
Current Liabilities	$ 0
Stockholder's Equity	
Common stock - No par value - 100,000,000 shares authorized; 4,000,000 shares issued and outstanding	10,000
Retained Earnings (Deficit)	0
Total Stockholders Equity	10,000
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)	$ 10,000

See notes to financial statements.

WINSTED ACQUISITION I, INC.
Statement of Operations (Unaudited)
For the Period August 30, 2007 (Inception) Through June 30, 2008

Net Sales	$ 0	
Cost of Sales	0	
Gross Profit	0	
General and Administrative Expenses	0	
Net (Loss)	$ (0)	
Basic and Diluted (Loss) Per Share	$ (0.00)	
Weighted Average Number of Common Shares Outstanding		4,000,000

See notes to financial statements.

WINSTED ACQUISITION I, INC.
Statement of Cash Flows (Unaudited)
For the Period August 30, 2007 (Inception) Through June 30, 2008

Cash Flows from Operating Activities	
Net (loss)	$ 0
Cash Flows from Financing Activities	
Proceeds from issuance of common stock	0
Net Increase in Cash and Cash Equivalents	0
Cash and Cash Equivalents - beginning	0
Cash and Cash Equivalents - end	$ 0

See notes to financial statements.

1 - BUSINESS BACKGROUND

Winsted Acquisition I, Inc., (the "Company"), was incorporated in the State of Nevada on August 30, 2007.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies follow:

a. Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

c. Income Taxes - No provision for federal and state income taxes has been included in the financial statements as the amounts have been estimated by management to be immaterial.

d. Loss Per Common Share - Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company does not have any potentially dilutive instruments.

e. Fair Value of Financial Instruments - The carrying value of cash equivalents approximates fair value due to the short period of time to maturity.

3 - EQUITY SECURITIES

Holders of shares of common stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

4 - RELATED PARTY TRANSACTION

The Company utilizes the office space and equipment of its sole stockholder at no cost. Management estimates such amounts to be immaterial.

5 - INDEX TO EXHIBITS.

Exhibit Number	Description
1.1	Certificate of Incorporation.
1.2	By-Laws.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1ST, 2008

WINSTED ACQUISITION I, INC.

By: [signature]

Francis P. Manzo III, President

END